EXHIBIT 12.1
TEXTRON INC.
MANUFACTURING GROUP

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Three Months Ended March 31, 2007
Fixed charges:
Interest expense*	$27
Estimated interest portion of rents	7
Total fixed charges	$34

Income:
Income from continuing operations before income taxes	$284
Dividends in excess of pre-tax income of Textron Finance	83
Fixed charges	34
Adjusted income	$401

Ratio of income to fixed charges	11.79

* Excludes interest expense related to unrecognized tax benefits.